Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (U1011)

Offering Period: April 24, 2014—May 15, 2014

5.75 Year Contingent Coupon Callable Yield Notes Linked to the S&P 500® Index and the Russell 2000® Index

Product Summary

•	5.75 year Contingent Coupon Callable Yield Notes linked to the performance of the S&P 500® Index and the Russell 2000® Index.
•	Subject to Early Redemption, if a Coupon Barrier Event does not occur, the contingent coupons will be paid quarterly in arrears at a rate expected to be between 6.25% and 7.25% per annum* for the corresponding contingent coupon period; if a Coupon Barrier Event occurs, no coupon will be paid for the corresponding contingent coupon period.
•	If a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity.
•	If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

Terms

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be May 16, 2014.
Settlement Date:	Expected to be May 21, 2014.
Underlyings:	The S&P 500® Index and the Russell 2000® Index.
Contingent Coupon Rate*:	Subject to Early Redemption, if a Coupon Barrier Event does not occur, expected to be between 6.25% and 7.25% per annum for the corresponding contingent coupon period, calculated on a 30/360 basis; if a Coupon Barrier Event occurs, no contingent coupon will be paid for the corresponding coupon period.
Contingent Coupon Payment Dates**:	Subject to Early Redemption, unless a Coupon Barrier Event occurs, quarterly, beginning on August 21, 2014 to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on an Observation Date, the closing level of any Underlying is less than its Coupon Barrier Level.
Coupon Barrier Level*:	For each Underlying, approximately 65% of its Initial Level.
Observation Dates**:	Quarterly, beginning on August 18, 2014 to and including the Valuation Date.
Early Redemption:	Prior to the Maturity Date, the Issuer may redeem the securities on any Contingent Coupon Payment Date scheduled to occur on or after November 21, 2014 upon notice on or before the immediately preceding Early Redemption Notice Date at 100% of the principal amount, together with any applicable contingent coupon.
Early Redemption Notice Dates**:	Quarterly, on or before, beginning on November 18, 2014.
Knock-In Level*:	For each Underlying, approximately 65% of its Initial Level.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Early Redemption, if (a) a Knock-In Event occurs, Principal Amount x (1 + the Underlying Return of the Lowest Performing Underlying); (b) a Knock-In Event does not occur, Principal Amount.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, calculated as follows: (Final Level – Initial Level) / Initial Level; subject to a maximum of zero.
Valuation Date:	February 18, 2020
Maturity Date:	February 21, 2020
CUSIP:	22547QML7

* To be determined on the Trade Date.

** Please see the accompanying pricing supplement for specific dates.

Benefits

•	Offers the potential for above-market contingent coupon payment versus ordinary fixed income investments.
•	Reduced downside risk due to a 35% contingent buffer.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	-10%	$1,000
-20%	-20%	$1,000
-30%	-30%	$1,000
-40%	-40%	$600
-50%	-50%	$500
(1)	Does not include any contingent coupon payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid contingent coupons, if any, at maturity or upon Early Redemption.
•	If a Coupon Barrier Event occurs on an Observation Date, no contingent coupon will be paid with respect to the corresponding contingent coupon period.
•	The Redemption Amount will be less than the principal amount even if a Knock-In Event occurs with respect to only one Underlying.
•	The securities are subject to Early Redemption, which may limit your ability to accrue contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page.)

Product Profile

Horizon (years)	5.75 Years
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET

Offering Period: April 24, 2014—May 15, 2014

5.75 Year Contingent Coupon Callable Yield Notes

Additional Risk Considerations

•	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other. The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 24, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:
http://www.sec.gov/Archives/edgar/data/1053092/000095010314002906/dp45886_424b2-u1011.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.